Filed by Transcept Pharmaceuticals, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Transcept Pharmaceuticals, Inc.
Commission File No. 000-51967

Paratek Pharmaceuticals, Inc. issued the following press release on July 1, 2014:

Paratek appoints Michael Bigham as Chairman and CEO
and promotes Evan Loh to President and CMO

Boston, Massachusetts July 1, 2014— Paratek Pharmaceuticals, Inc., today announced that Michael F. Bigham, Partner at Abingworth LLP, has been appointed as Chairman of the Board of Directors and Chief Executive Officer. In addition, Dr. Evan Loh, Chief Medical Officer (CMO) at Paratek, has been promoted to President and Chief Medical Officer and will continue to serve on the Board of Directors. Dennis Molnar, the Company’s previous CEO, will remain a member of the senior management team

In a separate announcement also released today, Paratek reported that the company has secured approximately $93 million in capital commitments to close immediately prior to the completion of a proposed merger involving Transcept Pharmaceuticals (Nasdaq: TSPT) and by which Paratek’s stockholders will end up owning a majority of the outstanding capital stock of Transcept. The newly combined organization, which will be further capitalized by approximately $18 million in additional cash expected to remain on Transcept’s balance sheet as of the closing of the proposed merger, will focus its future efforts primarily upon the development and commercialization of Paratek’s antibiotic development candidates.

Michael F. Bigham is a Partner at Abingworth LLP, a leading international investment group dedicated to life sciences and healthcare, and has more than 25 years of senior leadership experience in the biopharmaceutical industry. He currently serves on the boards of Avedro and Secure EDI and has held several directorships including Avila Therapeutics where he was the founding Chairman and CEO, Magellan Biosciences, Portola Pharmaceuticals, Supernus Pharmaceuticals and Valeritas. Michael was formerly Vice Chairman of Corixa Corporation, a publicly-traded biotechnology company, and was President and Chief Executive of Coulter Pharmaceuticals, a publicly-traded oncology company, until it merged into Corixa. Previously, he was an early employee at Gilead Sciences where he served in various capacities, including Executive Vice President of Operations and Chief Financial Officer. Before joining Gilead, Mr. Bigham was a Partner at Hambrecht & Quist where he became Co-Head of Healthcare Investment Banking.

Dr. Evan Loh was formerly Senior Vice President, Development and Strategic Operations, Worldwide Research and Development, Pfizer, before joining Paratek in 2012. Previously, Dr. Loh was Vice President, Clinical Research & Development at Wyeth, where he had global responsibility for scientific, strategic and operational leadership of clinical development efforts across multiple therapeutic areas. He is the 2006 recipient of the Heroes of Chemistry Award from the American Chemistry Society for his leadership role at Wyeth in the development of Tygacil®, a novel glycylcycline broad-spectrum antibiotic.

Michael Bigham said: “I am delighted to accept this role at Paratek. The company and its team are making significant progress towards addressing the growing need for innovative, broad spectrum antibiotics. I look forward to working with the company to further strengthen the organization and to support the successful development of the company’s promising late stage drug pipeline.”

Dr. Loh added: “I am excited about the opportunity to partner with Michael to build a leading biopharmaceutical organization that will deliver on the promise of our technology platforms. The demand for new antibiotic treatments to combat bacterial resistance continues to grow globally. I look forward to overseeing the development of what we believe is the clinically broad potential for our lead product candidate omadacycline.”

About Paratek

Paratek is a biopharmaceutical company focused on the development and commercialization of innovative antibiotics. Paratek’s lead product candidate, omadacycline, is a novel tetracycline-derived, broad-spectrum antibiotic being developed in both oral tablet and intravenous formulations for use as a first-line monotherapy antibiotic for ABSSSI, CABP, urinary tract infections (UTI) and other serious community-acquired bacterial infections, particularly when antibiotic resistance is of concern to prescribing physicians. Omadacycline has received Qualified Infectious Disease Product (QIDP) designation by the U.S. Food and Drug Administration for both the oral and intravenous formulations in all three of these infectious disease categories. Omadacycline has Special Protocol Assessment agreements with the U.S. Food and Drug Administration for the phase 3 trials planned in ABSSSI and CABP.

Paratek’s second product candidate, WC 3035, is a novel tetracycline-derived compound, with dual narrow-spectrum antibacterial and potent anti-inflammatory activity, for the treatment of acne and rosacea in the community setting. Paratek has licensed rights to WC 3035 for the treatment of acne and rosacea in the United States to a subsidiary of Actavis (formerly Warner Chilcott), while retaining rights in the rest of the world. Actavis is responsible for the clinical development of WC 3035 for the treatment of acne in the United States. A phase 3 program in moderate-severe acne is expected to be initiated in the second half of 2014 for WC 3035.

About Transcept

Transcept Pharmaceuticals, Inc. is a specialty pharmaceutical company focused on the development and commercialization of proprietary products that address important therapeutic needs in the field of neuroscience.  Trancept’s lead product candidate is TO-2070, a novel rapidly absorbed treatment for acute migraine incorporating dihydroergotamine (DHE) as the active drug, which Transcept has developed through the completion of preclinical safety studies but has not initiated a Phase 1 human pharmacokinetic study.  Preclinical data suggest that TO-2070 may offer significant migraine treatment benefits beyond those provided by less convenient and more invasive DHE drug delivery methods, such as injection, liquid nasal sprays or pulmonary inhalation.

Transcept developed Intermezzo® from concept to its approval by the FDA in 2011.  Purdue University holds commercialization and development rights for Intermezzo in the United States.  For further information about Transcept, please visit www.transcept.com.  For information about Intermezzo, please visit www.MyIntermezzo.com.

The additional capital commitments to Paratek were provided, and will be fulfilled, pursuant to an exemption from the registration requirements of the Securities Act of 1933 (the "Securities Act") pursuant to Section 4(a)(2) of, and Rule 506 of Regulation D under, the Securities Act.   The shares to be issued by Transcept in the merger will be issued pursuant to a registration statement to be filed pursuant to the Securities Act.  This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities of Paratek or Transcept, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under, or absent an exemption from registration or qualification of, the securities laws of  any such state or jurisdiction.

Contacts:
Paratek Pharmaceuticals, Inc.
Evan Loh, MD
President and CMO
Tel: +617 275 0040
www.paratekpharm.com

Additional Information and Where You Can Find It

In connection with the contemplated merger, Transcept and Paratek intend to file relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. Investors and security holders of Transcept and Paratek are urged to read these materials when they become available because they will contain important information about Transcept, Paratek and the merger. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Transcept with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Transcept by going to Transcept’s corporate website at www.transcept.com or by directing a written request to: Transcept Pharmaceuticals, Inc., 1003 W. Cutting Blvd., Suite #110, Point Richmond, California 94804, Attention: Investor

Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Transcept and its directors and executive officers and Paratek and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Transcept in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Transcept is also included in Transcept’s Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 14, 2014. This document is available free of charge at the SEC web site (www.sec.gov) and from Investor Relations at Transcept at the address described above.